EXHIBIT 99.1

Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars)
For the years ended December 31, 2014, 2013 and 2012

Exeter Resource Corporation Consolidated Statements of Financial Position (Expressed in Thousands of Canadian Dollars)

		December 31, 2014	December 31, 2013

Assets

Current
Cash and cash equivalents	(Note 7)	$30,752	$40,435
Amounts receivable and prepaid expenses		173	273
Due from related party	(Note 13)	9	21
Other financial assets	(Note 8)	24	63
		30,958	40,792

Property and equipment	(Note 9)	84	131
		$31,042	$40,923

Liabilities

Current
Accounts payable and accrued liabilities		$1,104	$853
Due to related parties	(Note 13)	64	42
		1,168	895

Shareholders’ Equity

Share capital	(Note 11)	246,089	246,089
Contributed surplus		44,404	43,999
Deficit		(260,659)	(250,094)
Accumulated other comprehensive income		40	34
		29,874	40,028
		$31,042	$40,923

Contractual Obligations                                                                 (Note 16)

Approved by the Directors:
“Robert Reynolds”	Director
“John Simmons”	Director

See accompanying notes to the consolidated financial statements

Exeter Resource Corporation
Consolidated Statements of Loss and Comprehensive Loss (Expressed in Thousands of Canadian Dollars, Except Share Data)

For the years ended December 31,		2014	2013	2012

Income
Interest income		$497	$643	$812
Loss on sale of assets		-	-	(6)
		497	643	806
Expenses
Accounting and audit		102	135	150
Administration salaries and consulting	(Note 12)	694	1,272	1,397
Amortization	(Note 9)	42	50	116
Directors’ fees	(Note 12)	213	1,402	2,634
Foreign exchange loss (gain)		10	20	(39)
General and administration	(Note 15)	545	571	597
Legal fees		127	48	40
Impairment on available-for-sale investments	(Note 8)	39	187	-
Management fees	(Note 12)	334	1,000	3,690
Mineral property exploration expenditures	(Notes 10 and 12)	8,259	14,210	16,565
Shareholder communications		578	705	777
Stock exchange listing and filing fees		119	94	105
		11,062	19,694	26,032
Net loss for the year		(10,565)	(19,051)	(25,226)
Other comprehensive income for the year
Items that may be reclassified to profit or loss:
Currency translation difference		6	18	72
Comprehensive loss for the year		$(10,559)	$(19,033)	$(25,154)

Basic and diluted loss per common share		$(0.12)	$(0.22)	$(0.29)

Weighted average number of common shares outstanding		88,407,753	88,407,753	88,235,975

See accompanying notes to the consolidated financial statements

Exeter Resource Corporation
Consolidated Statements of Cash Flows (Expressed in Thousands of Canadian Dollars)

For the years ended December 31,		2014	2013	2012
Operating Activities
Net loss for the year		$(10,565)	$(19,051)	$(25,226)
Non-cash items:
Amortization (Note 9)		42	50	116
Loss on available-for-sale investments (Note 8)		39	187	-
Loss on sale of assets		-	-	6
Share-based compensation	(Note 12)	405	3,662	7,489
		(10,079)	(15,152)	(17,615)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		98	559	(178)
Due from related parties		12	74	(2)
Due to related parties		22	(8)	(76)
Accounts payable and accrued liabilities		284	(6)	(957)
Cash flows from operating activities		(9,663)	(14,533)	(18,828)
Financing Activities
Issue of share capital		-	-	2,080
Cash flows from financing activities		-	-	2,080
Investing Activities
Acquisition of property and equipment		(2)	(22)	(89)
Acquisition of marketable securities		-	(250)	-
Proceeds from sale of assets		-	-	31
Cash flows from investing activities		(2)	(272)	(58)

Effect of foreign exchange rate change on cash		(18)	3	117

Net decrease in cash and cash equivalents		(9,683)	(14,802)	(16,689)
Cash and cash equivalents – beginning of the year		40,435	55,237	71,926
Cash and cash equivalents – end of the year		$30,752	$40,435	$55,237

See accompanying notes to the consolidated financial statements

Exeter Resource Corporation
Consolidated Statements of Changes in Equity (Expressed in Thousands of Canadian Dollars)

	Issued Share Capital
	Number of Shares	Amount	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance - January 1, 2012	87,325,753	$242,270	$34,587	$(205,817)	$(56)	$70,984

Additions during the year:
- Exercise of stock options	1,082,000	2,080	-	-	-	2,080
- Contributed surplus allocated on exercise of options	-	1,739	(1,739)	-	-	-
- Share-based compensation	-	-	7,489	-	-	7,489
- Other comprehensive income	-	-	-	-	72	72
- Net loss for the year	-	-	-	(25,226)	-	(25,226)
Balance - December 31, 2012	88,407,753	$246,089	$40,337	$(231,043)	$16	$55,399

Balance - January 1, 2013	88,407,753	$246,089	$40,337	$(231,043)	$16	$55,399
Additions during the year:
- Share-based compensation	-	-	3,662	-	-	3,662
- Other comprehensive income	-	-	-	-	18	18
- Net loss for the year	-	-	-	(19,051)	-	(19,051)
Balance - December 31, 2013	88,407,753	$246,089	$43,999	$(250,094)	$34	$40,028

Balance - January 1, 2014	88,407,753	$246,089	$43,999	$(250,094)	$34	$40,028
Additions during the year:
- Share-based compensation	-	-	405	-	-	405
- Other comprehensive income	-	-	-	-	6	6
- Net loss for the year	-	-	-	(10,565)	-	(10,565)
Balance - December 31, 2014	88,407,753	$246,089	$44,404	$(260,659)	$40	$29,874

See accompanying notes to the consolidated financial statements

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2014, 2013 and 2012

1.	Nature of Business

Exeter Resource Corporation (“Exeter” or the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada with its head office in Vancouver, Canada, and, together with its subsidiaries, it is currently engaged in the acquisition and exploration of mineral properties located in Chile.  The Company is also evaluating new opportunities with the objective of securing properties which offer near term discovery potential.

The Company is in the process of exploring its mineral properties.  The continued operation of the Company is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

The Company has its primary listing on the Toronto Stock Exchange and a secondary listing on the NYSE MKT.  The Company’s head office is located at 1660 - 999 West Hastings Street, Vancouver, BC, Canada, V6C 2W2.

2.	Basis of Preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  The consolidated financial statements have been prepared under the historical cost convention except for marketable securities at fair value through profit or loss.  The Board of Directors approved the consolidated financial statements on March 25, 2015.

3.	Changes in Accounting Policy and Disclosures

New and Amended Standards Adopted

As of January 1, 2014, the Company adopted the following new and amended IFRS pronouncements in accordance with the transitional provisions outlined in the respective standards.

Amendment to IAS 32 – Financial Instruments – presentation

These amendments are to the application guidance in IAS 32, Financial Instruments: Presentation, and clarify some of the requirements for offsetting assets and financial liabilities on the statement of financial position.  The Company is currently completing its assessment of the impact that this new standard will have on its consolidated financial statements.

Amendment to IAS 36 – Impairment of Assets

This amendment changes the disclosure requirements regarding the recoverable amount in circumstances where an impairment loss has been recognized or reversed, when there has been no impairment of a cash generating unit with goodwill or intangible assets and to require additional disclosure when an impairment of assets is based on fair value less costs of disposal.

IFRIC 21 – Levies

This is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets.  IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event, known as an obligating event.  The interpretation clarifies that the obligation event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2014, 2013 and 2012

3.	Changes in Accounting Policy and Disclosures (Continued)

New Standards and Interpretations Not Yet Adopted

The IASB has issued the following standards which have not yet been adopted by the Company.

IFRS 9 – Financial Instruments - classification and measurement

IFRS 9 as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but the complete version of IFRS 9, issued in July 2014, moved the mandatory effective date to January 1, 2018.  The Company is currently completing its assessment of the impact that this new standard will have on its consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB published IFRS 15 which replaces IAS 18 Revenue, IAS 11 Construction Contracts and some revenue-related interpretations.  IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue.  IFRS 15 is effective for reporting periods beginning on or after January 1, 2017.  Earlier adoption is permitted.  There should be no impact on the Company’s financial statements from this new standard.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2014, 2013 and 2012

4.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty

a)	Basis of presentation

These consolidated financial statements include the accounts of Exeter and its subsidiaries.  Subsidiaries are those entities which Exeter controls.  The Company has control over an entity when it is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

	Incorporation	Percentage of Ownership
Sociedad Contractual Minera Eton Chile (“Eton”)	Chile	100%
Sociedad Contractual Minera Retexe Chile (“Retexe”)	Chile	100%

The Company does not have restrictions on its ability to transfer cash to or from its subsidiaries, or to pay dividends, advance loans or make loan repayments between group companies.  All intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

b)	Mineral property costs

Mineral properties consist of exploration and mining concessions, options to acquire interest in exploration and mining concessions.  Acquisition costs are capitalized and deferred until such time as the property is put into production or the property is disposed of, either through sale or abandonment or becomes impaired.  If a property is put into production the costs of acquisition are expensed on a units of production basis over the life of the property based on estimated proven and probable reserves.  Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property with any excess recognized in the income statement.  If a property is abandoned, the acquisition costs will be written off to the income statement.

c)	Mineral property exploration and evaluation expenditures

The Company expenses mineral property exploration and evaluation expenditures when incurred.  When it has established that a mineral deposit is technically feasible and commercially viable and following a decision to commence development, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized on a units of production basis following the commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned.

d)	Cash and cash equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with an initial term to maturity of ninety days or less.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2014, 2013 and 2012

4.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty (Continued)

e)	Translation of foreign currencies

(i) Presentation currency

The consolidated financial statements are presented in Canadian dollars.

(ii) Functional currency

The financial statements of each entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”).

The functional currency of the parent company is the Canadian dollar and the functional currency of the Company’s Chilean subsidiaries, Eton and Retexe, is the Chilean Peso.  The financial statements of these subsidiaries (“foreign operations”) are translated into the Canadian dollar presentation currency as follows:

•	Assets and liabilities – at the closing rate at the date of the statement of financial position.

•	Income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates).

•	All resulting changes are recognized in Other Comprehensive Income (“OCI”) as cumulative translation adjustments.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from conversion of the item from functional to reporting currency are considered to form part of the net investment in the foreign operation and are recognized in OCI.

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in OCI related to the foreign operation are recognized in profit or loss.  If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in OCI related to the subsidiary are reallocated between controlling and non-controlling interests.

(iii) Transactions and balances

Foreign currency transactions are translated into the functional currency of an entity using the exchange rates prevailing at the dates of the transactions.  Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in currencies other than an entity’s functional currency are recognized in the statement of income.

f)	Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period.  The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments.  It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period.  However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2014, 2013 and 2012

4.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty (Continued)

g)	Property and equipment

Property and equipment are carried at cost less accumulated amortization and accumulated impairment losses.  Cost includes expenditures that are directly attributable to the acquisition of the asset.  Amortization is calculated at the following annual rates:

Computer equipment	Straight-line - 3-6 years
Computer software	Straight-line - 2 years
Equipment including vehicles	Straight-line - 3-7 years
Leasehold improvements	Straight-line - 5 years (term of lease)
Office equipment	Straight-line - 3-7 years

h)	Share-based compensation

The Company has adopted an incentive stock option plan.  All share-based awards are measured and recognized based on the grant date fair value.  Fair value is determined using the Black-Scholes option pricing model.  Awards that the Company has the ability to settle with stock are recorded as equity.  Share-based compensation expense is recognized over the tranche’s vesting period, in earnings or capitalized as appropriate, based on the number of options expected to vest.

i)	Income taxes

Income tax expense comprises current and deferred tax.  Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized either in OCI or directly in equity, in which case it is recognized in OCI or in equity respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

However, deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2014, 2013 and 2012

4.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty (Continued)

j)	Use of estimates and judgements

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Areas of estimates include assumptions used in the accounting for share-based compensation, amortization rates, and contingent liabilities.  Actual results may differ from these estimates.

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares.  Changes in input assumptions can materially affect the fair value estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

k)	Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.  Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset when there is a legally enforceable right to offset and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired:

•
Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  The Company’s loans and receivables are comprised of cash and cash equivalents, accounts receivable, and amounts due from related parties, and are included in current assets due to their short-term nature.

Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value.  Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

•
Available-for-Sale Financial Assets (“AFS”): Investments held by the Company are classified as AFS and are recorded at fair value.  Gains and losses arising from changes in fair value are recognized in other comprehensive income.  When an investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in other comprehensive income is included in profit or loss for the period.  AFS investments are considered to be impaired when the declines in fair value below cost are considered significant (20% or more) or prolonged (more than 12 months).  The fair value of AFS monetary assets denominated in a foreign currency is translated at the spot rate at the statement of financial position date.

•
Financial liabilities at amortized cost: Financial liabilities at amortized cost include accounts payable and accrued liabilities and amounts due to related parties.  Accounts payable are initially recognized at the amount required to be paid less, when material, a discount to reduce the payables to fair value.  Financial liabilities are classified as current liabilities as payment is due within twelve months.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2014, 2013 and 2012

4.	Summary of Significant Accounting Policies, Judgements and Estimation Uncertainty (Continued)

l)	Royalty payments

The Company expenses all advance royalty payments to mineral property exploration expenditures.  Once a decision on development of mineral properties has been made, the Company will capitalize the advance royalty payments until the commencement of production at which time they will be charged to operations (see Note 16).

m)	Land easement

The Company expenses all land easement payments to mineral property exploration expenditures as the agreement with the Chilean Government can be terminated, without penalty, if the Caspiche project does not advance.

5.           Management of Capital

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk.

In the definition of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue debt and acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  The annual and updated budgets are approved by the Board of Directors.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2014, 2013 and 2012

6.	Financial Instruments

a)	Fair Value

The carrying amount of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and due to and from related parties approximates fair value due to the short term nature of these financial instruments.

Fair value measurements are categorized within the following hierarchy:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The marketable securities held by the Company are carried at fair value based on quoted prices in the active market (Level 1).

The Company has no financial assets or liabilities measured at fair value classified as Level 2 or Level 3.

b)	Financial Risk Management

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange currency risk, liquidity and interest rate risk.

Credit risk

Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss.  Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and amounts receivable.  The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Chile as required to meet current expenditures.  The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

The Company’s investment policy is to limit investments to guaranteed investment certificates, banker’s acceptance notes, investment savings accounts or money market funds with high quality financial institutions in Canada and treasury bills, selected with regards to the expected timing of expenditures from operations.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2014, 2013 and 2012

6.	Financial Instruments (Continued)

Currency risk

Currency risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in foreign currency rates.  The Company’s financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as the functional currency of the entity that holds them, resulting exchange gains and losses impact earnings.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are denominated in several currencies (mainly Canadian Dollars, Chilean Pesos, US Dollars and Australian Dollars).  Such balances are subject to foreign exchange fluctuation.

The Canadian parent company had the following balances in foreign currencies as at December 31, 2014 and 2013:

2014 (in thousands)
	US Dollars	Australian Dollars
Cash and cash equivalents	248	-
Accounts payable and accrued liabilities	(29)	(61)
Net balance	219	(61)
Equivalent in Canadian Dollars	254	(58)
Rate to convert to $ CDN	1.1601	0.9479

2013 (in thousands)
US Dollars
Cash and cash equivalents	364
Accounts payable and accrued liabilities	(73)
Net balance	291
Equivalent in Canadian Dollars	310
Rate to convert to $ CDN	1.0636

Based on the above net exposures as at December 31, 2014, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar and Australian dollar against the Canadian dollar would result in an increase/decrease of $25,400 and $5,800 respectively (2013 - $31,000 for the US dollar) in the Company’s net loss.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2014, 2013 and 2012

6.	Financial Instruments (Continued)

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.  The Company’s interest rate risk mainly arises from the interest rate impact on cash and cash equivalents.  Cash and cash equivalents earn interest based on current market interest rates, which at December 31, 2014 ranged between 1.40% and 1.50%.

Based on the amount of cash and cash equivalents held at December 31, 2014, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of $154,000 in the interest earned by the Company per annum.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company had cash and cash equivalents at December 31, 2014 in the amount of $30,752,000 in order to meet short-term business requirements.  At December 31, 2014, the Company had current liabilities of $1,168,000 which are due on demand or within 30 days.

7.	Cash and Cash Equivalents

(in thousands)	December 31, 2014	December 31, 2013
Cash
Cash at bank	$5,278	$15,314
Investment savings accounts	25,474	25,121
Total	$30,752	$40,435

8.	Other Financial Assets

The Company holds 1,562,500* common shares in San Marco Resources Inc. (“San Marco”) (see note 10(a)).

	December 31, 2014	December 31, 2013
Number of shares held	1,562,500	1,562,500

(in thousands)
Cost	$250	$250
Market value – beginning of year	$63	$250	**
Impairment of available-for-sale financial assets	(39)	(187)
Market value – end of year1	$24	$63

*	On January 5, 2015 San Marco shares were consolidated on the basis of one new common share for five old common shares. As a result the Company now holds 312,500 new common shares.
**    Acquired during the 2013 year (Note 10(a)).

1 Classified as a Level 1 financial instrument and measured at fair value using quoted prices in active markets for identical assets.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2014, 2013 and 2012

9.	Property and Equipment

(in thousands)	Computer Equipment	Computer Software	Equipment including Vehicles	Leasehold Improvements	Office equipment	Total
Cost
As at January 1, 2013	$111	$15	$295	$22	$68	$511
Additions	-	-	22	-	-	22
Effect of movements in exchange rates	-	-	(7)	-	-	(7)
Balance as at December 31, 2013	$111	$15	$310	$22	$68	$526

Amortization
As at January 1, 2013	$(111)	$(15)	$(143)	$(10)	$(68)	$(347)
Charged for the year	-	-	(46)	(4)	-	(50)
Effect of movements in exchange rates	-	-	2	-	-	2
Balance as at December 31, 2013	$(111)	$(15)	$(187)	$(14)	$(68)	$(395)

Net carrying value
As at January 1, 2013	$-	$-	$152	$12	$-	$164
As at December 31, 2013	$-	$-	$123	$8	$-	$131

Cost
As at January 1, 2014	$111	$15	$310	$22	$68	$526
Additions	-	-	-	-	2	2
Effect of movements in exchange rates	-	-	(14)	-	-	(14)
Balance as at December 31, 2014	$111	$15	$296	$22	$70	$514

Amortization
As at January 1, 2014	$(111)	$(15)	$(187)	$(14)	$(68)	$(395)
Charged for the year	-	-	(38)	(4)	-	(42)
Effect of movements in exchange rates	-	-	7	-	-	7
Balance as at December 31, 2014	$(111)	$(15)	$(218)	$(18)	$(68)	$(430)

Net carrying value
As at January 1, 2014	$-	$-	$123	$8	$-	$131
As at December 31, 2014	$-	$-	$78	$4	$2	$84

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2014, 2013 and 2012

10.	Mineral Properties - Acquisition and Exploration Costs

a)	Acquisition Costs

Caspiche

By an agreement dated October 11, 2005 and subsequently amended, the Company acquired the right to review a number of properties in the Maricunga region of Chile.  Under the terms of the agreement, the Company had the right to earn a 100% interest in the properties by incurring aggregate expenditures of US$2.55 million over five years including conducting 15,500 meters (“m”) of drilling with the vendor retaining a 3% net smelter royalty (“NSR”) in the properties.

Having met the requirements to earn its interest in the properties, effective February 14, 2011 the Company exercised its option and acquired the properties.  The vendor retains the 3% NSR from production from the property and has the right to buy the property back by reimbursing certain of the Company’s expenditures incurred on the property if it is not put into production within 15 years of exercising the option.  In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity.  The Company is required to make an advance annual royalty payment of US$250,000 up until March 31, 2020 (US$1,000,000 paid to December 31, 2014) and thereafter US$1 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production, should production commence prior to March 31, 2025, at which time the advance royalty will cease and NSR will be payable.

Sideral project

On March 1, 2011 the Company announced it had entered into an option agreement to acquire 100% of the Sideral project adjacent to its Caspiche project.  The agreement provides for the Company to acquire 100% of the Sideral property by meeting escalating annual drilling requirements, to a total of 15,000 m, within four years.  After the 15,000 m of drilling is completed, the vendor has a once only back in right to acquire a 60% interest in the property, provided the discovery of a deposit of greater than 100 million tons at a grade of +0.5% copper has been made.  Should the vendor elect to back in, it will be required to repay the Company three times its expenditure on the property, alternatively its interest will revert to a 2% NSR.  The Company has the right to purchase 50% of the NSR for $10 million.  To date the Company has not exercised the option on the property and is in discussions with the vendor regarding amendment of the option agreement.

Water agreement

In January 2014, the Company’s Chilean subsidiary, Eton, negotiated new water exploration agreement (“Water Agreement”) terms with the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation (“Atacama”).  The new terms amend the original agreement entered into between the parties in May 2013.  The Water Agreement allows Eton to earn an additional 40% interest, for an aggregate 90% interest, in water exploration tenements near Peñas Blancas (Laguna Verde) and Cuenca Two in the Maricunga region, northern Chile.  To earn the additional 40% interest, Eton is required to incur an additional 40% (total of 90%) of all expenditures relating to exploration and potential development on the water tenements.  In addition, following any discovery and subsequent approval of water rights by the General Directorate of Water Resources (“DGA”), Eton will assume Atacama’s obligation to pay Hydro Exploranciones SpA (“Hydro”), an Atacama affiliate, US$15,000 per litre per second (“l/s”) of DGA approved water rights.  Atacama will remain obligated to pay Hydro US$15,000 per l/s on its 10% interest.  Regardless of the total amount of DGA approved water acquired, payments to Hydro are capped at US$1 million.  These payments are not applicable to Eton’s original 50% interest in any water rights acquired.  In addition, Eton will pay US$5,000 per month to Hydro from the date of any application for water rights for assisting with securing such water rights.  The aggregate of the monthly payments are deductible from any amount payable to Hydro for water rights acquired.  The objective of the water program is to identify, evaluate, and secure water sources to support a potential initial heap leach gold stage and a follow-on gold-copper sulphide stage of mining at the Company’s Caspiche gold-copper project.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2014, 2013 and 2012

10.	Mineral Properties - Acquisition and Exploration Costs (Continued)

Land easement

On June 10, 2013 the Company announced that its application for surface rights had been granted by the Chilean Government.  The Company already has a lease agreement with the Chilean Government for the surface rights that correspond to its initial mineral rights in the area, and the new easement extends this area to cover most of its additional tenements as well as areas that may be required for Caspiche development.  In order to maintain these rights, the Company is required to make payments of approximately US$7.4 million of which US$2.6 million has been paid to December 31, 2014, which are valid for 25 years.  Annual payments are required of approximately US$600,000.

MEXICO

On March 4, 2013, the Company announced that it had entered into two option and joint venture agreements with Canadian company, San Marco, for the exploration of the Angeles and La Buena gold-silver properties located in Mexico.

Angeles

Exeter had a staged option to earn up to a 70% interest in the Angeles property by incurring an aggregate of $20.0 million in exploration expenditures over 7 years.  Exeter was also required to make cash payments totaling $950,000 staged over 7 years.  All cash payments were to be made by way of a private placement purchase of San Marco’s common shares.  The Company paid $100,000 and acquired 625,000 common shares during 2013 (see Note 8).

The Company terminated the option agreement in December 2013 due to adverse market conditions following the completion of $1 million of committed exploration expenditures.

La Buena

Exeter had the option to earn a 60% interest in the La Buena property by spending $15.0 million in exploration expenditures and by making cash payments of $650,000 staged over 5 years.  All cash payments were to be made by way of a private placement purchase of San Marco’s common shares.  The Company paid $150,000 and acquired 937,500 common shares during 2013 (see Note 8).

Following completion of $1.4 million in committed expenditures, the Company withdrew from the option in February 2014 due to exploration results not meeting expectations.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2014, 2013 and 2012

10.	Mineral Properties - Acquisition and Exploration Costs (Continued)

b)	Exploration Costs

The tables below shows the Company’s exploration expenditures for the years ended December 31, 2014, 2013 and 2012.

(in thousands)	2014			2013			2012
							Chile
	Mexico	Chile	Total	Mexico	Chile	Total	Total
Access payments	$25	$731	$756	$57	$2,603	$2,660	$514
Assays	-	-	-	62	44	106	122
Consultants and contractors	-	755	755	23	1,413	1,436	2,643
Drilling	6	2,159	2,165	767	2,281	3,048	3,826
Engineering and geological *	17	1,000	1,017	949	1,474	2,423	1,664
Environmental	-	121	121	22	91	113	91
Field camp	-	901	901	33	527	560	1,893
IVA tax	(100)	451	351	113	535	648	1,326
Legal and title	2	566	568	105	456	561	587
Metallurgical *	-	323	323	1	230	231	1,036
Office operations	2	216	218	174	288	462	269
Resource development	-	32	32	-	76	76	92
Travel	2	390	392	142	471	613	885
Wages and benefits *	2	658	660	148	1,125	1,273	1,617
Exploration costs	$(44)	$8,303	$8,259	$2,596	$11,614	$14,210	$16,565
Cumulative exploration costs	$2,552	$100,063	$102,615	$2,596	$91,760	$94,356	$80,146

* Includes share-based compensation as reflected below:

(in thousands)	2014			2013			2012
							Chile
	Mexico	Chile	Total	Mexico	Chile	Total	Total
Engineering and geological	$5	$208	$213	$74	$533	$607	$476
Metallurgical	-	-	-	-	111	111	505
Wages and benefits	-	-	-	-	224	224	412
Cumulative exploration costs	$5	$208	$213	$74	$868	$942	$1,393

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2014, 2013 and 2012

11.	Share Capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares.

12.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows:  On May 31, 2013, shareholders approved an amended Plan reducing the aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, such that options granted under the Plan may not exceed 10% of the issued and outstanding shares of the Company at the time of the option grant.  At December 31, 2014, the maximum number of options issuable under the Plan was 8,840,775.  The Plan provides for a limit on insider participation such that the shares reserved for issuance to insiders does not exceed 10% of the issued and outstanding shares of the Company.  Options granted under the Plan may have a maximum term of ten years, but options granted to date have had a life of 5 years.  Unless subsequently amended, the exercise price of options granted under the Plan will not be less than the last closing market price of the Company’s shares immediately preceding the grant date.  Options granted under the Plan may be subject to vesting at times as determined by the directors of the Company and the Toronto Stock Exchange.  Stock options usually vest in tranches over a period of 1 to 2 years (50 - 100% per year).

A summary of the changes in share options during the year is as follows:

	December 31, 2014		December 31, 2013

	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Options outstanding, beginning of year	8,923,000	$1.30	10,530,150	$1.79
Granted	50,000	0.70	2,675,000	1.20
Cancelled	-	-	(1,613,400)	2.22
Forfeited	-	-	(50,000)	1.27
Expired	(720,000)	1.70	(2,618,750)	2.57
Options outstanding, end of year	8,253,000	$1.26	8,923,000	$1.30

There were nil (2013 – nil) options exercised during the year.

During 2013, option holders voluntarily surrendered 1,603,400 options and the Company accounted for these as cancellations.  As all the options had vested no additional expense was incurred on the cancellation.

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2014, 2013 and 2012

12.	Stock Option Plan (Continued)

The following table summarizes information about the stock options outstanding at December 31, 2014.

Outstanding Options				Exercisable Options
Range of Prices ($)	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
0.70	50,000	4.85	$0.70	-	$-
1.20	1,175,000	3.20	1.20	1,175,000	1.20
1.22	1,500,000	3.03	1.22	1,000,000	1.22
1.27	2,333,000	2.07	1.27	2,203,000	1.27
1.31	3,195,000	2.88	1.31	3,195,000	1.31
	8,253,000	2.73	$1.26	7,573,000	$1.27

For the options granted during the year, the weighted average fair market value was $0.70 per share.

Share-based Compensation

The fair value of the 50,000 (2013 – 2,675,000) options granted by the Company during the years ended December 31, 2014 and 2013 was estimated at the grant date using the Black-Scholes option pricing model with the following assumptions:

	2014	2013	2012
Expected annual volatility	60%	70%	71%
Risk-free interest rate	1.56%	0.96% - 1.42%	0.96% - 1.37%
Expected life	5 years	5 years	5 years
Expected dividend yield	0.0%	0.0%	0.0%

Share-based compensation expense of $405,000 (2013 - $3,662,000, 2012 - $7,489,000) was recognised during the year.

Share-based compensation expense for the years ended December 31 has been allocated as follows:
(in thousands)	2014	2013	2012
Administration salaries and consulting	$106	$790	$903
Directors’ fees	63	1,240	2,433
Management fees	23	690	2,760
Mineral property exploration expenditures	213	942	1,393
Total	$405	$3,662	$7,489

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2014, 2013 and 2012

13.	Related Party Transactions

An amount due from a related party of $9,000 at December 31, 2014 (December 31, 2013 - $21,000) is for the recovery of common expenditures from Rugby Mining Limited (“Rugby”).  The amounts due from related parties are non-interest bearing and are due on demand.

Amounts due to related parties of $64,000 at December 31, 2014 (December 31, 2013 - $42,000) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business.  The amounts due to related parties are non-interest bearing and are due on demand.

During the period ended December 31, 2014 a total of $833,000 (2013 - $900,000) was paid or accrued for related party transactions as described below:

a)
Exploration and consulting fees of $200,000 (2013 - $280,000) were paid or accrued to a corporation of which a Co-Chairman and former President and CEO of the Company is a principal.  As at December 31, 2014, the Company had amounts owing of $14,000 (December 31, 2013 - $10,000) to this company.

b)
Exploration fees of $249,000 (2013 - $212,000) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development.  As at December 31, 2014, the Company had amounts owing of $28,000 (December 31, 2013 - $20,000) to this company.

c)
Management fees of $120,000 (2013 - $120,000) were paid to a corporation controlled by a Co-Chairman of the Company.  As at December 31, 2014, the Company had amounts owing of $Nil (December 31, 2013 - $12,000) to this company.

d)
Management fees of $250,000 (2013 - $250,000) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.  As at December 31, 2014, the Company had amounts owing of $22,000 (December 31, 2013 - $Nil) to this company.

e)
The Company paid or accrued rent expense of $14,000 (2013 - $38,000) to a company controlled by a director of the Company.  Of this amount, $6,000 (2013 - $20,000) was recovered from Rugby.  As at December 31, 2014, the Company had amounts owing of $Nil (December 31, 2013 - $Nil) to this company.

During the period, the Company shared costs of certain common expenditures including administrative support, office overhead and travel with Rugby.

f)
The Company, along with Rugby, incurs certain expenditures for staff and exploration expenditures on behalf of each other.  The net amount provided or incurred by the Company on behalf of Rugby during the period ended December 31, 2014 was $135,000 (2013 - $317,000).  As at December 31, 2014, the Company had amounts receivable of $9,000 (December 31, 2013- $21,000) from Rugby.  The amounts due from Rugby are non-interest bearing and are due on demand.

14.           Executive Compensation

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly.  Key management personnel of the Company at December 31, 2014 included four (4) (2013- 4, 2012- 4) executive officers and the three (3) (2013- 3, 2012- 4) independent members of the Board of Directors.

The following compensation has been provided to key management personnel for the years ended December 31:

(in thousands)	2014	2013	2012
Compensation - cash and benefits	$1,070	$1,163	$1,570
Share-based payments	396	2,611	5,193
Total	$1,466	$3,774	$6,763

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2014, 2013 and 2012

15.           Expenses by Nature

General and administration expense is made up of the following:

Year ended December 31,
(in thousands)	2014	2013	2012
Bank charges	$8	$13	$13
Office	211	212	208
Rent	185	185	137
Telecommunications	27	28	28
Transfer agent	17	18	18
Travel and promotion	97	115	193
Total	$545	$571	$597

16.	Contractual Obligations

The Company leases offices in Canada and Chile and has expenditure, option payment, land easement payments and advance royalty obligations related to its properties.  Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant.  Other financial commitments are summarized in the table below:

Payments Due by Year (in thousands)	Total	2015	2016 – 2017	2018 - 2019	2020 - 2025
Advance royalty payments	$7,541	$290	$580	$580	$6,091
Land easement payments	5,568	696	1,392	1,392	2,088
Office and equipment leases	414	331	83	-	-
Property access agreements	242	150	92	-	-
Total	$13,765	$1,467	$2,147	$1,972	$8,179

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2014, 2013 and 2012

17.	Segmented Information

The Company’s activities are all in the one reportable operating segment - mineral property acquisition, exploration and development.  The following provides required disclosures on a geographic basis:

December 31,2014
(in thousands)	Canada	Mexico	Chile	Total
Cash and cash equivalents	$30,567	$-	$185	$30,752
Amounts receivable and prepaid expenses	144	-	29	173
Due from related party	9	-	-	9
Other financial assets	24	-	-	24
Property and equipment	4	-	80	84
	30,748	-	294	31,042
Current liabilities	(307)	-	(861)	(1,168)
	$30,441	$-	$(567)	$29,874
Net loss – year ended December 31, 2014	$2,239	$(44)	$8,370	$10,565

December 31,2013
(in thousands)	Canada	Mexico	Chile	Total
Cash and cash equivalents	$40,074	$-	$361	$40,435
Amounts receivable and prepaid expenses	169	74	30	273
Due from related party	21	-	-	21
Other financial assets	63	-	-	63
Property and equipment	1	-	130	131
	40,328	74	521	40,923
Current liabilities	(322)	-	(573)	(895)
	$40,006	$74	$(52)	$40,028
Net loss – year ended December 31, 2013	$4,777	$2,596	$11,678	$19,051
Net loss – year ended December 31, 2012	$8,559	$-	$16,667	$25,226

Exeter Resource Corporation
Notes to the Consolidated Financial Statements For the years ended December 31, 2014, 2013 and 2012

18.	Income Taxes

A reconciliation of consolidated income taxes at statutory rates with the reported taxes is as follows:

(in thousands)	2014		2013		2012
Net loss for the year before income tax		$10,565		$9,051		$25,226
Combined federal and provincial tax rate		26.00%		25.75%		25.00%
Income tax recovery at statutory rates		$(2,747)		$(4,906)		$(6,307)
Losses and other deductions for which no benefit has been recognized		1,979		2,082		3,034
Non-deductible share-based compensation		105		943		1,873
Non-deductible mineral property exploration costs		609		1,019		551
Foreign exchange rate and tax rate differences		(66)		539		649
Other		120		323		200
Income tax recovery	$	Nil	$	Nil	$	Nil

The significant components of the Company’s consolidated future tax assets are as follows:

(in thousands)	2014	2013	2012
Non-capital loss carry forwards – Canada	$6,248	$5,708	$4,738
Non-capital loss carry forwards – Chile	2,459	1,128	851
Exploration and development deductions	17,689	12,065	10,655
Property and equipment – Canada	34	33	32
Share issue costs	-	26	323
Other	41	39	47
Unrecognised deferred tax asset	$26,471	$18,999	$16,646

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years.  If not utilized, the non-capital losses in the amount of $24 million expire as follows:

(in thousands)
2026	$2,242
2027	2,001
2028	2,424
2029	4,038
2031	4,083
2032	4,135
2033	3,031
2034	2,077
$24,031

At December 31, 2014, the Company also has tax loss carry forwards in Chile which have no expiry, totaling $9.1 million, which are available to offset future taxable income.

Tax benefits have not been recorded as it is not considered more likely than not that they will be utilized.